Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299

November 25, 2009 VIA ELECTRONIC TRANSMISSION AND OVERNIGHT COURIER	Julie M. Allen Member of the Firm d 212.969.3155 f 212.969.2900 jallen@proskauer.com www.proskauer.com

Daniel F. Duchovny, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-1004

Re:	Presidential Life Corporation –
Preliminary Consent Revocation Statement on Schedule 14A, File No. 0-05486

Dear Mr. Duchovny:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Preliminary Consent Revocation Statement on Schedule 14A (the “Consent Revocation Statement”) of Presidential Life Corporation, a Delaware corporation (the “Company”), in your letter to me dated November 24, 2009 (the “Comment Letter”).

I am writing, on behalf of the Independent Committee of the Board of Directors (the “Independent Committee”) of the Company, to respond to the comments contained in the Comment Letter and to indicate the changes that have been made in Amendment No. 1 to the Consent Revocation Statement (“Amendment No. 1”) that is being filed today with the Commission.

For your convenience, your comments are set forth in this letter in italics, followed by the Independent Committee’s responses. The page numbers listed in the Independent Committee’s responses below track the page numbers in Consent Revocation Statement.

Cover Letter

1.
We note your disclosure that Mr. Kurz is seeking to “reinsert himself as Chief Executive Officer in charge of the day-to-day business activities of the Company.” Mr. Kurz has stated in his consent solicitation that he would only be appointed CEO on a temporary basis, until a permanent CEO could be identified and appointed by the board. Thus, please revise every instance in your consent solicitation in which your disclosure contradicts Mr. Kurz’s stated intentions in this respect.

In response to your comment, the Independent Committee has revised the disclosures in Amendment No. 1 in the cover letter and on pages 1, 5, 6 and 9.

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

Daniel F. Duchovny, Esq.
United States Securities and
Exchange Commission
November 24, 2009

2.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide the support described for the following disclosure:

•	that “Mr. Kurz is no longer well suited to act as [CEO] and principal steward” of the company;
•
that the “incumbent directors and management have been delivering against the Company’s strategic initiatives and have positioned the Company for additional growth opportunities, while strengthening the Company’s corporate governance and practices”; and,

•	that the “collective experience” of the Kurz nominees “does not make them better qualified [than the incumbent directors] to guide the Company” (page 8).

In response to your comment, the Independent Committee has revised the disclosures in Amendment No. 1 in the cover letter and on pages 1 and 9.

Cover Page

3.	Please revise your disclosure to explain the relevance of Mr. Kurz’s age on page 1.

In response to your comment, the Independent Committee has revised the disclosure in Amendment No. 1. Further, the Independent Committee notes that according to Spencer Stuart 2008 Route to the Top,” only 1% of S&P 500 companies have a current CEO age 70 or older and 0% of S&P 500 companies appointed a new CEO age 70 or older.

4.
Please revise your disclosure to explain in the third paragraph of page 1 why the independent committee believes the company’s security holders “should have serious concerns about whether the interests and goals of Mr. Kurz may diverge significantly” from those of the security holders as a whole.

In response to the Staff’s comment, the disclosure on page 1 has been revised to delete the quoted language.

Daniel F. Duchovny, Esq.
United States Securities and
Exchange Commission
November 24, 2009

Description of the Kurz Consent Solicitation, page 6

5.	Please update proposal 4 here and in the form of consent to be consistent with Mr. Kurz’s proposal 4.

In response to your comment, the Independent Committee has revised the descriptions of proposal 4 in Amendment No. 1 in the cover letter and on page 6 and in the form of consent revocation card to be consistent with Mr. Kurz’s proposal 4.

Background of the Kurz Consent Solicitation, page 7

6.	Please provide us with supplemental support for the 2004 and 2008 Moody’s reports referenced on page 7.

In response to your comment, the Independent Committee submits the enclosed supplemental materials regarding the Moody’s reports.

Reasons to Reject the Kurz Consent Solicitation Proposals, page 8

7.
Please revise your disclosure to explain why you [do not] [sic] believe the Kurz proposals are “not in the best interests of the Company or its stockholders.” In this respect, please revise your disclosure to describe both the positive and negative effects of each proposal on the company and on its security holders. Please address each proposal separately.

The Independent Committee respectfully submits that the disclosure does explain why it does not believe that the proposals are in the best interests of the Company and its stockholders in each of the highlighted and revised points on page 9. The Independent Committee does not believe that the proposals have any positive effects. In addition, the Independent Committee believes that the proposals are so interrelated, with only a single purpose, such that addressing them separately would necessitate redundant disclosure that would not assist the Company’s stockholders in evaluating the consent solicitation.

Form of Consent Card

8.	Please revise the form of consent to clearly identify it as being preliminary. See Rule 14a-6(e)(l) of Regulation 14A.

In response to your comment, the Independent Committee has revised the form of consent card in Amendment No. 1.

Daniel F. Duchovny, Esq.
United States Securities and
Exchange Commission
November 24, 2009

9.	Please revise proposals 1 and 3 in the form of consent to comply with Rule 14a-4(b)(2).

In response to your comment, the Independent Committee has revised proposals 1 and 3 in the form of consent revocation card.

The Independent Committee, on behalf of the Company, hereby acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that November 30, 2009 has been fixed as the record date in accordance with the Company’s bylaws and accordingly we appreciate your prompt attention to our filing.

Very truly yours,

/s/ Julie M. Allen

Enclosures